Exhibit 99.2

Capital One Financial Corporation
Financial Supplement
Third Quarter 2015[1]
Table of Contents

_____

[1]   The information contained in this Financial Supplement is preliminary and based on data available at the time of the earnings presentation. Investors should refer to our Quarterly Report on Form 10-Q for the period ended September 30, 2015 once it is filed with the Securities and Exchange Commission.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 1: Financial Summary—Consolidated[1]

(Dollars in millions, except per share data and as noted) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Income Statement										
Net interest income	$ 4,760	$ 4,537	$ 4,576	$ 4,656	$ 4,497	5%	6%	$ 13,873	$ 13,162	5%
Non-interest income	1,140	1,135	1,071	1,157	1,142	—	—	3,346	3,315	1
Total net revenue[2]	5,900	5,672	5,647	5,813	5,639	4	5	17,219	16,477	5
Provision for credit losses	1,092	1,129	935	1,109	993	(3)	10	3,156	2,432	30
Non-interest expense:										
Marketing	418	387	375	509	392	8	7	1,180	1,052	12
Amortization of intangibles	106	111	110	123	130	(5)	(18)	327	409	(20)
Operating expenses	2,636	2,809	2,564	2,652	2,463	(6)	7	8,009	7,435	8
Total non-interest expense	3,160	3,307	3,049	3,284	2,985	(4)	6	9,516	8,896	7
Income from continuing operations before income taxes	1,648	1,236	1,663	1,420	1,661	33	(1)	4,547	5,149	(12)
Income tax provision	530	384	529	450	536	38	(1)	1,443	1,696	(15)
Income from continuing operations, net of tax	1,118	852	1,134	970	1,125	31	(1)	3,104	3,453	(10)
(Loss) income from discontinued operations, net of tax[3]	(4)	11	19	29	(44)	**	(91)	26	(24)	**
Net income	1,114	863	1,153	999	1,081	29	3	3,130	3,429	(9)
Dividends and undistributed earnings allocated to participating securities[4]	(6)	(4)	(6)	(4)	(5)	50	20	(16)	(14)	14
Preferred stock dividends[4]	(29)	(29)	(32)	(21)	(20)	—	45	(90)	(46)	96
Net income available to common stockholders	$ 1,079	$ 830	$ 1,115	$ 974	$ 1,056	30	2	$ 3,024	$ 3,369	(10)
Common Share Statistics										
Basic earnings per common share:[4]										
Net income from continuing operations	$ 2.01	$ 1.50	$ 2.00	$ 1.71	$ 1.97	34%	2%	$ 5.49	$ 5.99	(8)%
(Loss) income from discontinued operations	(0.01)	0.02	0.03	0.05	(0.08)	**	(88)	0.05	(0.04)	**
Net income per basic common share	$ 2.00	$ 1.52	$ 2.03	$ 1.76	$ 1.89	32	6	$ 5.54	$ 5.95	(7)
Diluted earnings per common share:[4]										
Net income from continuing operations	$ 1.99	$ 1.48	$ 1.97	$ 1.68	$ 1.94	34	3	$ 5.43	$ 5.90	(8)
(Loss) income from discontinued operations	(0.01)	0.02	0.03	0.05	(0.08)	**	(88)	0.05	(0.04)	**
Net income per diluted common share[5]	$ 1.98	$ 1.50	$ 2.00	$ 1.73	$ 1.86	32	6	$ 5.48	$ 5.86	(6)
Weighted-average common shares outstanding (in millions):										
Basic	540.6	545.6	550.2	554.3	559.9	(1)	(3)	545.5	566.1	(4)
Diluted	546.3	552.0	557.2	561.8	567.9	(1)	(4)	551.9	575.2	(4)
Common shares outstanding (period end, in millions)	534.9	542.5	548.0	553.4	558.5	(1)	(4)	534.9	558.5	(4)
Dividends paid per common share	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30	—	33	$ 1.10	$ 0.90	22
Tangible book value per common share (period end)[6]	54.66	52.74	52.19	50.32	48.72	4	12	54.66	48.72	12

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Balance Sheet (Period End)										
Loans held for investment[7]	$ 213,329	$ 209,705	$ 203,978	$ 208,316	$ 201,592	2%	6%	$ 213,329	$ 201,592	6%
Interest-earning assets	283,073	280,137	275,837	277,849	270,001	1	5	283,073	270,001	5
Total assets	313,700	310,510	306,224	308,167	299,640	1	5	313,700	299,640	5
Interest-bearing deposits	187,848	183,657	185,208	180,467	178,876	2	5	187,848	178,876	5
Total deposits	212,903	208,780	210,440	205,548	204,264	2	4	212,903	204,264	4
Borrowings	42,778	45,766	41,029	48,457	42,243	(7)	1	42,778	42,243	1
Common equity	44,391	43,849	43,908	43,231	42,682	1	4	44,391	42,682	4
Total stockholders' equity	47,685	46,659	45,730	45,053	44,018	2	8	47,685	44,018	8
Balance Sheet (Average Balances)										
Loans held for investment[7]	$ 211,227	$ 206,337	$ 205,194	$ 203,436	$ 199,422	2%	6%	$ 207,608	$ 196,068	6%
Interest-earning assets	283,082	276,585	278,427	273,436	268,890	2	5	279,388	265,065	5
Total assets	313,822	307,206	309,401	304,153	298,913	2	5	310,146	295,506	5
Interest-bearing deposits	185,800	183,946	182,998	179,401	179,928	1	3	184,258	181,587	1
Total deposits	210,974	209,143	207,851	205,355	205,199	1	3	209,334	205,783	2
Borrowings	45,070	41,650	46,082	43,479	40,314	8	12	44,264	37,332	19
Common equity	45,407	44,878	44,575	43,895	43,489	1	4	44,956	42,772	5
Total stockholders' equity	48,456	47,255	46,397	45,576	44,827	3	8	47,376	43,828	8

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 2: Selected Metrics—Consolidated[1]

(Dollars in millions except as noted) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Performance Metrics										
Net interest income growth (quarter over quarter)	5%	(1)%	(2)%	4%	4%	**	**	5%	(4)%	**
Non-interest income growth (quarter over quarter)	—	6	(7)	1	(1)	**	**	1	5	**
Total net revenue growth (quarter over quarter)	4	—	(3)	3	3	**	**	5	(2)	**
Total net revenue margin[8]	8.34	8.20	8.11	8.50	8.39	14bps	(5)bps	8.22	8.29	(7)bps
Net interest margin[9]	6.73	6.56	6.57	6.81	6.69	17	4	6.62	6.62	—
Return on average assets	1.43	1.11	1.47	1.28	1.51	32	(8)	1.33	1.56	(23)
Return on average tangible assets[10]	1.50	1.17	1.54	1.34	1.59	33	(9)	1.40	1.64	(24)
Return on average common equity[11]	9.54	7.30	9.84	8.61	10.12	224	(58)	8.89	10.58	(169)
Return on average tangible common equity[12]	14.33	11.06	15.00	13.28	15.73	327	(140)	13.46	16.66	(320)
Non-interest expense as a percentage of average loans held for investment	5.98	6.41	5.94	6.46	5.99	(43)	(1)	6.11	6.05	6
Efficiency ratio[13]	53.56	58.30	53.99	56.49	52.93	(474)	63	55.26	53.99	127
Effective income tax rate for continuing operations	32.2	31.1	31.8	31.7	32.3	110	(10)	31.7	32.9	(120)
Employees (in thousands), period end	46.9	47.5	47.0	46.0	44.9	(1)%	4%	46.9	44.9	4%
Credit Quality Metrics[7]										
Allowance for loan and lease losses	$ 4,847	$ 4,676	$ 4,405	$ 4,383	$ 4,212	4%	15%	$ 4,847	$ 4,212	15%
Allowance as a percentage of loans held for investment	2.27%	2.23%	2.16%	2.10%	2.09%	4bps	18bps	2.27%	2.09%	18bps
Allowance as a percentage of loans held for investment (excluding Acquired Loans)	2.49	2.46	2.41	2.36	2.37	3	12	2.49	2.37	12
Net charge-offs	$ 890	$ 846	$ 881	$ 915	$ 756	5%	18%	$ 2,617	$ 2,499	5%
Net charge-off rate[14]	1.69%	1.64%	1.72%	1.80%	1.52%	5bps	17bps	1.68%	1.70%	(2)bps
Net charge-off rate (excluding Acquired Loans)[14]	1.86	1.83	1.93	2.04	1.73	3	13	1.87	1.96	(9)
30+ day performing delinquency rate	2.63	2.33	2.32	2.62	2.46	30	17	2.63	2.46	17
30+ day performing delinquency rate (excluding Acquired Loans)	2.90	2.59	2.61	2.95	2.81	31	9	2.90	2.81	9
30+ day delinquency rate	2.95	2.65	2.58	2.91	2.76	30	19	2.95	2.76	19
30+ day delinquency rate (excluding Acquired Loans)	3.25	2.94	2.90	3.28	3.14	31	11	3.25	3.14	11
Capital Ratios[15]										
Common equity Tier 1 capital ratio	12.1%	12.1%	12.5%	12.5%	12.7%	—	(60)bps	12.1%	12.7%	(60)bps
Tier 1 risk-based capital ratio	13.4	13.3	13.2	13.2	13.3	10bps	10	13.4	13.3	10
Total risk-based capital ratio	15.1	15.1	15.1	15.1	15.2	—	(10)	15.1	15.2	(10)
Tier 1 leverage ratio	11.1	11.1	10.7	10.8	10.6	—	50	11.1	10.6	50
Tangible common equity ("TCE") ratio[16]	9.8	9.7	9.8	9.5	9.6	10	20	9.8	9.6	20

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 3: Consolidated Statements of Income

(Dollars in millions, except per share data and as noted) (unaudited)	Three Months Ended 2015 Q3	Three Months Ended 2015 Q2	Three Months Ended 2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Interest income:								
Loans, including loans held for sale	$ 4,753	$ 4,531	$ 4,463	5%	6%	$ 13,824	$ 13,049	6%
Investment securities	386	382	398	1	(3)	1,174	1,223	(4)
Other	25	24	26	4	(4)	77	80	(4)
Total interest income	5,164	4,937	4,887	5	6	15,075	14,352	5
Interest expense:								
Deposits	271	272	271	—	—	814	819	(1)
Securitized debt obligations	39	36	32	8	22	108	109	(1)
Senior and subordinated notes	82	80	71	3	15	241	226	7
Other borrowings	12	12	16	—	(25)	39	36	8
Total interest expense	404	400	390	1	4	1,202	1,190	1
Net interest income	4,760	4,537	4,497	5	6	13,873	13,162	5
Provision for credit losses	1,092	1,129	993	(3)	10	3,156	2,432	30
Net interest income after provision for credit losses	3,668	3,408	3,504	8	5	10,717	10,730	—
Non-interest income:								
Service charges and other customer-related fees	423	429	471	(1)	(10)	1,289	1,405	(8)
Interchange fees, net	555	567	523	(2)	6	1,618	1,498	8
Net other-than-temporary impairment recognized in earnings	(5)	(7)	(9)	(29)	(44)	(27)	(15)	80
Other	167	146	157	14	6	466	427	9
Total non-interest income	1,140	1,135	1,142	—	—	3,346	3,315	1
Non-interest expense:								
Salaries and associate benefits	1,189	1,360	1,128	(13)	5	3,760	3,414	10
Occupancy and equipment	444	439	419	1	6	1,318	1,271	4
Marketing	418	387	392	8	7	1,180	1,052	12
Professional services	313	334	304	(6)	3	943	887	6
Communications and data processing	226	208	196	9	15	636	595	7
Amortization of intangibles	106	111	130	(5)	(18)	327	409	(20)
Other	464	468	416	(1)	12	1,352	1,268	7
Total non-interest expense	3,160	3,307	2,985	(4)	6	9,516	8,896	7
Income from continuing operations before income taxes	1,648	1,236	1,661	33	(1)	4,547	5,149	(12)
Income tax provision	530	384	536	38	(1)	1,443	1,696	(15)
Income from continuing operations, net of tax	1,118	852	1,125	31	(1)	3,104	3,453	(10)
(Loss) income from discontinued operations, net of tax[3]	(4)	11	(44)	**	(91)	26	(24)	**
Net income	1,114	863	1,081	29	3	3,130	3,429	(9)
Dividends and undistributed earnings allocated to participating securities[4]	(6)	(4)	(5)	50	20	(16)	(14)	14
Preferred stock dividends[4]	(29)	(29)	(20)	—	45	(90)	(46)	96
Net income available to common stockholders	$ 1,079	$ 830	$ 1,056	30	2	$ 3,024	$ 3,369	(10)

4

(Dollars in millions, except per share data and as noted) (unaudited)	Three Months Ended			2015 Q3 vs.		Nine Months Ended September 30,		
	2015 Q3	2015 Q2	2014 Q3	2015 Q2	2014 Q3	2015	2014	2015 vs. 2014
Basic earnings per common share:[4]								
Net income from continuing operations	$ 2.01	$ 1.50	$ 1.97	34%	2%	$ 5.49	$ 5.99	(8)%
(Loss) income from discontinued operations	(0.01)	0.02	(0.08)	**	(88)	0.05	(0.04)	**
Net income per basic common share	$ 2.00	$ 1.52	$ 1.89	32	6	$ 5.54	$ 5.95	(7)
Diluted earnings per common share:[4]								
Net income from continuing operations	$ 1.99	$ 1.48	$ 1.94	34	3	$ 5.43	$ 5.90	(8)
(Loss) income from discontinued operations	(0.01)	0.02	(0.08)	**	(88)	0.05	(0.04)	**
Net income per diluted common share[5]	$ 1.98	$ 1.50	$ 1.86	32	6	$ 5.48	$ 5.86	(6)
Weighted average common shares outstanding (in millions):								
Basic common shares	540.6	545.6	559.9	(1)	(3)	545.5	566.1	(4)
Diluted common shares	546.3	552.0	567.9	(1)	(4)	551.9	575.2	(4)
Dividends paid per common share	$ 0.40	$ 0.40	$ 0.30	—	33	$ 1.10	$ 0.90	22

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 4: Consolidated Balance Sheets[1]

	September 30, 2015	December 31, 2014	September 30, 2014	September 30, 2015 vs. December 31, 2014	September 30, 2015 vs. September 30, 2014
(Dollars in millions) (unaudited)					
Assets:					
Cash and cash equivalents:					
Cash and due from banks	$ 2,701	$ 3,147	$ 2,652	(14)%	2%
Interest-bearing deposits with banks	3,952	4,095	3,212	(3)	23
Federal funds sold and securities purchased under agreements to resell	184	0	284	**	(35)
Total cash and cash equivalents	6,837	7,242	6,148	(6)	11
Restricted cash for securitization investors	586	234	405	150	45
Securities available for sale, at fair value	39,431	39,508	39,665	—	(1)
Securities held to maturity, at carrying value	23,711	22,500	22,182	5	7
Loans held for investment:[7]					
Unsecuritized loans held for investment	179,748	171,771	165,021	5	9
Restricted loans for securitization investors	33,581	36,545	36,571	(8)	(8)
Total loans held for investment	213,329	208,316	201,592	2	6
Allowance for loan and lease losses	(4,847)	(4,383)	(4,212)	11	15
Net loans held for investment	208,482	203,933	197,380	2	6
Loans held for sale, at lower of cost or fair value	566	626	427	(10)	33
Premises and equipment, net	3,629	3,685	3,752	(2)	(3)
Interest receivable	1,101	1,079	1,043	2	6
Goodwill	13,983	13,978	13,970	—	—
Other assets	15,374	15,382	14,668	—	5
Total assets	$ 313,700	$ 308,167	$ 299,640	2	5

(Dollars in millions) (unaudited)	September 30, 2015	December 31, 2014	September 30, 2014	September 30, 2015 vs. December 31, 2014	September 30, 2015 vs. September 30, 2014
Liabilities:					
Interest payable	$ 198	$ 254	$ 191	(22)%	4%
Deposits:					
Non-interest bearing deposits	25,055	25,081	25,388	—	(1)
Interest-bearing deposits	187,848	180,467	178,876	4	5
Total deposits	212,903	205,548	204,264	4	4
Securitized debt obligations	15,656	11,624	10,508	35	49
Other debt:					
Federal funds purchased and securities loaned or sold under agreements to repurchase	1,021	880	2,330	16	(56)
Senior and subordinated notes	21,773	18,684	18,534	17	17
Other borrowings	4,328	17,269	10,871	(75)	(60)
Total other debt	27,122	36,833	31,735	(26)	(15)
Other liabilities	10,136	8,855	8,924	14	14
Total liabilities	266,015	263,114	255,622	1	4
Stockholders' equity:					
Preferred stock	0	0	0	—	—
Common stock	6	6	6	—	—
Additional paid-in capital, net	29,594	27,869	27,272	6	9
Retained earnings	26,407	23,973	23,162	10	14
Accumulated other comprehensive income ("AOCI")	(142)	(430)	(559)	(67)	(75)
Treasury stock, at cost	(8,180)	(6,365)	(5,863)	29	40
Total stockholders' equity	47,685	45,053	44,018	6	8
Total liabilities and stockholders' equity	$ 313,700	$ 308,167	$ 299,640	2	5

CAPITAL ONE FINANCIAL CORPORATION (COF)

Table 5: Notes to Financial Summary, Selected Metrics and Consolidated Financial Statements (Tables 1—4)

[**] Not meaningful.

[(1)] As of January 1, 2015, we changed our accounting principle from a gross basis of presentation to a net basis, for presenting qualifying derivative assets and liabilities, as well as the related right to reclaim cash collateral or obligation to return cash collateral. Prior period results, excluding regulatory ratios, have been recast to conform to this presentation.

[(2)] Total net revenue was reduced by $195 million in Q3 2015, $168 million in Q2 2015, $147 million in Q1 2015, $165 million in Q4 2014 and $164 million in Q3 2014 for the estimated uncollectible amount of billed finance charges and fees.

[(3)] Mortgage representation and warranty reserve is comprised of the following:

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3
(Benefit) provision for mortgage representation and warranty losses before income taxes:					
Recorded in continuing operations................................	$ (7)	$ (9)	$ 1	$ (11)	$ —
Recorded in discontinued operations................................	3	(27)	(19)	(41)	70
Total (benefit) provision for mortgage representation and warranty losses before income taxes................................	$ (4)	$ (36)	$ (18)	$ (52)	$ 70

Historically, the majority of the (benefit) provision for representation and warranty losses is included net of tax in discontinued operations. The mortgage representation and warranty reserve was $632 million as of September 30, 2015, $731 million as of December 31, 2014 and $1.1 billion as of September 30, 2014.

[(4)] Dividends and undistributed earnings allocated to participating securities, earnings per share, and preferred stock dividends are computed independently for each period. Accordingly, the sum of each quarter may not agree to the year-to-date total.

[(5)] We recorded a build in the U.K. Payment Protection Insurance customer refund reserve ("U.K. PPI Reserve") of $69 million in Q3 2015 and $78 million in Q2 2015. In Q2 2015, we also recorded restructuring charges of $147 million under our existing benefit plans as a result of the realignment of our workforce. We report the following non-GAAP financial measures that we believe are helpful for investors to understand the effect of these items on our reported results as they provide an additional presentation of our performance. The table below presents a reconciliation of our reported results to these non-GAAP financial measures:

(Dollars in millions, except per share data) (unaudited)	2015 Q3			2015 Q2			Nine Months Ended September 30, 2015		
	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS
Reported results	$ 1,648	$ 1,114	$ 1.98	$ 1,236	$ 863	$ 1.50	$ 4,547	$ 3,130	$ 5.48
Adjustment	69	69	0.12	225	155	0.28	294	224	0.41
Adjusted results................................	$ 1,717	$ 1,183	$ 2.10	$ 1,461	$ 1,018	$ 1.78	$ 4,841	$ 3,354	$ 5.89

[(6)] Tangible book value per common share is a non-GAAP measure calculated based on tangible common equity divided by common shares outstanding. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information on tangible common equity.

[(7)] Loans held for investment includes Acquired Loans. We use the term "Acquired Loans" to refer to a certain portion of the loans acquired in the following transactions: (i) the February 2012 transaction where we acquired the assets and assumed the liabilities of substantially all of ING Direct; (ii) the February 2009 Chevy Chase Bank acquisition; and (iii) the May 2012 transaction in which we acquired substantially all of HSBC's credit card and private-label credit card business in the United States. These loans were recorded at fair value at acquisition and subsequently accounted for based on estimated cash flows expected to be collected over the life of the loans (under the accounting standard formerly known as "SOP 03-3", or Accounting Standard Codification 310-30). The table below presents amounts related to Acquired Loans accounted for under SOP 03-3:

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3
Acquired Loans accounted for under SOP 03-3:					
Period-end unpaid principal balance	$ 20,585	$ 21,841	$ 23,248	$ 24,473	$ 25,726
Period-end loans held for investment................................	19,743	20,970	22,334	23,500	24,685
Average loans held for investment................................	20,116	21,440	22,773	23,907	25,104

[(8)] Calculated based on annualized total net revenue for the period divided by average interest-earning assets for the period.

(9)   Calculated based on annualized net interest income for the period divided by average interest-earning assets for the period.

(10)   Calculated based on annualized income from continuing operations, net of tax, for the period divided by average tangible assets for the period. Return on average tangible assets is a non-GAAP measure. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(11)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average common equity for the period. Our calculation of return on average common equity may not be comparable to similarly titled measures reported by other companies.

(12)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average tangible common equity for the period. Return on average tangible common equity is a non-GAAP measure and our calculation may not be comparable to similarly titled measures reported by other companies. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(13)   Calculated based on total non-interest expense for the period divided by total net revenue for the period. The efficiency ratio, excluding the build in the U.K. PPI Reserve and restructuring charges discussed above in Footnote 5, was 52.78% for Q3 2015, 54.63% for Q2 2015 and 53.79% for the nine months ended September 30, 2015.

(14)   Calculated based on annualized net charge-offs for the period divided by average loans held for investment for the period.

(15)   Ratios as of the end of Q3 2015 are preliminary and therefore subject to change. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for information on the calculation of each of these ratios.

(16)   TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 6: Average Balances, Net Interest Income and Net Interest Margin

(Dollars in millions) (unaudited)	2015 Q3 Average Balance	2015 Q3 Interest Income/Expense[1]	2015 Q3 Yield/Rate[1]	2015 Q2 Average Balance	2015 Q2 Interest Income/Expense[1]	2015 Q2 Yield/Rate[1]	2014 Q3 Average Balance	2014 Q3 Interest Income/Expense[1]	2014 Q3 Yield/Rate[1]
Interest-earning assets:									
Loans, including loans held for sale	$ 212,076	$ 4,753	8.96%	$ 207,335	$ 4,531	8.74%	$ 200,066	$ 4,463	8.92%
Investment securities	63,541	386	2.43	63,771	382	2.40	62,582	398	2.54
Cash equivalents and other	7,465	25	1.34	5,479	24	1.75	6,242	26	1.67
Total interest-earning assets	$ 283,082	$ 5,164	7.30	$ 276,585	$ 4,937	7.14	$ 268,890	$ 4,887	7.27
Interest-bearing liabilities:									
Interest-bearing deposits	$ 185,800	$ 271	0.58	$ 183,946	$ 272	0.59	$ 179,928	$ 271	0.60
Securitized debt obligations	14,881	39	1.05	13,219	36	1.09	10,110	32	1.27
Senior and subordinated notes	20,806	82	1.58	20,336	80	1.57	17,267	71	1.64
Other borrowings and liabilities	10,114	12	0.47	8,857	12	0.54	12,937	16	0.49
Total interest-bearing liabilities	$ 231,601	$ 404	0.70	$ 226,358	$ 400	0.71	$ 220,242	$ 390	0.71
Net interest income/spread		$ 4,760	6.60		$ 4,537	6.43		$ 4,497	6.56
Impact of non-interest bearing funding			0.13			0.13			0.13
Net interest margin			6.73%			6.56%			6.69%

(Dollars in millions) (unaudited)	Nine Months Ended September 30, 2015 Average Balance	2015 Interest Income/Expense[1]	2015 Yield/Rate[1]	2014 Average Balance	2014 Interest Income/Expense[1]	2014 Yield/Rate[1]
Interest-earning assets:						
Loans, including loans held for sale	$ 208,444	$ 13,824	8.84%	$ 196,492	$ 13,049	8.85%
Investment securities	63,500	1,174	2.47	62,411	1,223	2.61
Cash equivalents and other	7,444	77	1.38	6,162	80	1.73
Total interest-earning assets	$ 279,388	$ 15,075	7.19	$ 265,065	$ 14,352	7.22
Interest-bearing liabilities:						
Interest-bearing deposits	$ 184,258	$ 814	0.59	$ 181,587	$ 819	0.60
Securitized debt obligations	13,233	108	1.09	10,419	109	1.39
Senior and subordinated notes	20,580	241	1.56	15,822	226	1.90
Other borrowings and liabilities	11,214	39	0.46	11,091	36	0.43
Total interest-bearing liabilities	$ 229,285	$ 1,202	0.70	$ 218,919	$ 1,190	0.72
Net interest income/spread		$ 13,873	6.49		$ 13,162	6.50
Impact of non-interest bearing funding			0.13			0.12
Net interest margin			6.62%			6.62%

---

[1] Interest income and interest expense and the calculation of average yields on interest-earning assets and average rates on interest-bearing liabilities include the impact of hedge accounting.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 7: Loan Information and Performance Statistics

						2015 Q3 vs.		Nine Months Ended September 30,		
(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q2	2014 Q3	2015	2014	2015 vs. 2014
Loans Held For Investment (Period End)										
Credit card:										
Domestic credit card	$ 82,178	$ 78,984	$ 74,131	$ 77,704	$ 73,143	4%	12%	$ 82,178	$ 73,143	12%
International credit card	7,957	8,219	7,623	8,172	7,488	(3)	6	7,957	7,488	6
Total credit card	90,135	87,203	81,754	85,876	80,631	3	12	90,135	80,631	12
Consumer banking:										
Auto	41,052	39,991	38,937	37,824	36,254	3	13	41,052	36,254	13
Home loan	26,340	27,595	28,905	30,035	31,203	(5)	(16)	26,340	31,203	(16)
Retail banking	3,598	3,590	3,537	3,580	3,604	—	—	3,598	3,604	—
Total consumer banking	70,990	71,176	71,379	71,439	71,061	—	—	70,990	71,061	—
Commercial banking:										
Commercial and multifamily real estate	23,585	22,886	22,831	23,137	22,895	3	3	23,585	22,895	3
Commercial and industrial	27,873	27,660	27,172	26,972	26,071	1	7	27,873	26,071	7
Total commercial lending	51,458	50,546	50,003	50,109	48,966	2	5	51,458	48,966	5
Small-ticket commercial real estate	654	685	738	781	822	(5)	(20)	654	822	(20)
Total commercial banking	52,112	51,231	50,741	50,890	49,788	2	5	52,112	49,788	5
Other loans	92	95	104	111	112	(3)	(18)	92	112	(18)
Total loans held for investment	$ 213,329	$ 209,705	$ 203,978	$ 208,316	$ 201,592	2	6	$ 213,329	$ 201,592	6
Loans Held For Investment (Average)										
Credit card:										
Domestic credit card	$ 80,402	$ 75,924	$ 74,770	$ 74,026	$ 71,784	6%	12%	$ 77,053	$ 70,331	10%
International credit card	8,048	7,977	7,811	7,714	7,710	1	4	7,946	7,674	4
Total credit card	88,450	83,901	82,581	81,740	79,494	5	11	84,999	78,005	9
Consumer banking:										
Auto	40,560	39,546	38,387	37,072	35,584	3	14	39,505	33,993	16
Home loan	26,934	28,251	29,493	30,604	31,859	(5)	(15)	28,217	33,258	(15)
Retail banking	3,603	3,570	3,561	3,578	3,605	1	—	3,578	3,616	(1)
Total consumer banking	71,097	71,367	71,441	71,254	71,048	—	—	71,300	70,867	1
Commercial banking:										
Commercial and multifamily real estate	23,305	22,853	23,120	23,129	22,409	2	4	23,092	21,623	7
Commercial and industrial	27,620	27,414	27,190	26,409	25,512	1	8	27,411	24,562	12
Total commercial lending	50,925	50,267	50,310	49,538	47,921	1	6	50,503	46,185	9
Small-ticket commercial real estate	667	709	760	801	845	(6)	(21)	712	891	(20)
Total commercial banking	51,592	50,976	51,070	50,339	48,766	1	6	51,215	47,076	9
Other loans	88	93	102	103	114	(5)	(23)	94	120	(22)
Total average loans held for investment	$ 211,227	$ 206,337	$ 205,194	$ 203,436	$ 199,422	2	6	$ 207,608	$ 196,068	6
Net Charge-Off Rates										
Credit card:										
Domestic credit card	3.08%	3.42%	3.55%	3.39%	2.83%	(34)bps	25bps	3.35%	3.45%	(10)bps
International credit card	1.80	2.65	2.80	3.34	3.32	(85)	(152)	2.41	3.81	(140)
Total credit card	2.96	3.35	3.48	3.38	2.88	(39)	8	3.26	3.48	(22)

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Consumer banking:										
Auto.	1.85%	1.22%	1.55%	2.14%	1.98%	63bps	(13)bps	1.54%	1.65%	(11)bps
Home loan.	0.01	0.04	0.03	0.07	0.02	(3)	(1)	0.03	0.05	(2)
Retail banking.	1.53	1.39	0.96	1.28	1.36	14	17	1.30	1.00	30
Total consumer banking	1.14	0.76	0.89	1.20	1.07	38	7	0.93	0.87	6
Commercial banking:										
Commercial and multifamily real estate.	(0.15)	(0.04)	(0.03)	0.01	(0.10)	(11)	(5)	(0.07)	(0.03)	(4)
Commercial and industrial	0.61	0.13	0.05	0.10	(0.01)	48	**	0.26	0.02	24
Total commercial lending.	0.26	0.05	0.01	0.06	(0.05)	21	**	0.11	—	11
Small-ticket commercial real estate	0.50	0.15	0.47	0.80	(0.01)	35	**	0.37	0.44	(7)
Total commercial banking.	0.26	0.05	0.02	0.07	(0.05)	21	**	0.11	—	11
Other loans	(5.50)	(0.79)	1.56	0.47	(0.61)	**	**	(1.40)	0.33	**
Total net charge-offs.	1.69	1.64	1.72	1.80	1.52	5	17	1.68	1.70	(2)
30+ Day Performing Delinquency Rates										
Credit card:										
Domestic credit card.	3.28%	2.84%	2.92%	3.27%	3.21%	44bps	7bps	3.28%	3.21%	7bps
International credit card	2.81	2.65	2.81	2.94	3.34	16	(53)	2.81	3.34	(53)
Total credit card	3.24	2.82	2.91	3.24	3.22	42	2	3.24	3.22	2
Consumer banking:										
Auto.	6.10	5.58	5.21	6.57	6.14	52	(4)	6.10	6.14	(4)
Home loan.	0.18	0.17	0.18	0.21	0.14	1	4	0.18	0.14	4
Retail banking.	0.62	0.66	0.60	0.64	0.53	(4)	9	0.62	0.53	9
Total consumer banking	3.62	3.24	2.95	3.60	3.22	38	40	3.62	3.22	40
Nonperforming Loans and Nonperforming Assets Rates[1][2]										
Credit card:										
International credit card	0.77%	0.83%	0.84%	0.86%	0.98%	(6)bps	(21)bps	0.77%	0.98%	(21)bps
Total credit card	0.07	0.08	0.08	0.08	0.09	(1)	(2)	0.07	0.09	(2)
Consumer banking:										
Auto.	0.49	0.40	0.31	0.52	0.49	9	—	0.49	0.49	—
Home loan.	1.18	1.13	1.16	1.10	1.04	5	14	1.18	1.04	14
Retail banking.	0.74	0.79	0.71	0.61	0.54	(5)	20	0.74	0.54	20
Total consumer banking	0.76	0.70	0.67	0.77	0.73	6	3	0.76	0.73	3
Commercial banking:										
Commercial and multifamily real estate.	0.03	0.12	0.18	0.27	0.26	(9)	(23)	0.03	0.26	(23)
Commercial and industrial	1.58	1.56	0.39	0.39	0.37	2	121	1.58	0.37	121
Total commercial lending.	0.87	0.91	0.29	0.33	0.32	(4)	55	0.87	0.32	55
Small-ticket commercial real estate	0.65	0.47	1.62	0.96	0.42	18	23	0.65	0.42	23
Total commercial banking.	0.87	0.90	0.31	0.34	0.32	(3)	55	0.87	0.32	55
Other loans	12.10	10.68	13.33	13.37	14.66	142	(256)	12.10	14.66	(256)
Total nonperforming loans	0.50	0.50	0.35	0.39	0.38	—	12	0.50	0.38	12
Total nonperforming assets.	0.64	0.64	0.50	0.54	0.53	—	11	0.64	0.53	11

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 8: Financial Summary—Business Segment Results

	Three Months Ended September 30, 2015					Nine Months Ended September 30, 2015				
(Dollars in millions) (unaudited)	Total	Credit Card	Consumer Banking	Commercial Banking	Other	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income (expense)	$ 4,760	$ 2,866	$ 1,443	$ 454	$ (3)	$ 13,873	$ 8,165	$ 4,321	$ 1,381	$ 6
Non-interest income	1,140	858	174	108	—	3,346	2,519	528	345	(46)
Total net revenue (loss)[3]	5,900	3,724	1,617	562	(3)	17,219	10,684	4,849	1,726	(40)
Provision (benefit) for credit losses	1,092	831	188	75	(2)	3,156	2,395	579	184	(2)
Non-interest expense	3,160	1,848	1,001	272	39	9,516	5,481	2,969	814	252
Income (loss) from continuing operations before income taxes	1,648	1,045	428	215	(40)	4,547	2,808	1,301	728	(290)
Income tax provision (benefit)	530	375	155	78	(78)	1,443	1,007	471	264	(299)
Income from continuing operations, net of tax	$ 1,118	$ 670	$ 273	$ 137	$ 38	$ 3,104	$ 1,801	$ 830	$ 464	$ 9

	Three Months Ended June 30, 2015				
(Dollars in millions) (unaudited)	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income (expense)	$ 4,537	$ 2,633	$ 1,444	$ 466	$ (6)
Non-interest income	1,135	845	196	123	(29)
Total net revenue (loss)[3]	5,672	3,478	1,640	589	(35)
Provision for credit losses	1,129	895	185	49	—
Non-interest expense	3,307	1,857	998	270	182
Income (loss) from continuing operations before income taxes	1,236	726	457	270	(217)
Income tax provision (benefit)	384	263	166	98	(143)
Income (loss) from continuing operations, net of tax	$ 852	$ 463	$ 291	$ 172	$ (74)

	Three Months Ended September 30, 2014					Nine Months Ended September 30, 2014				
(Dollars in millions) (unaudited)	Total	Credit Card	Consumer Banking	Commercial Banking	Other	Total	Credit Card	Consumer Banking	Commercial Banking	Other
Net interest income (expense)	$ 4,497	$ 2,627	$ 1,425	$ 439	$ 6	$ 13,162	$ 7,613	$ 4,289	$ 1,296	$ (36)
Non-interest income	1,142	846	179	122	(5)	3,315	2,470	499	318	28
Total net revenue (loss)[3]	5,639	3,473	1,604	561	1	16,477	10,083	4,788	1,614	(8)
Provision (benefit) for credit losses	993	787	198	9	(1)	2,432	1,894	481	61	(4)
Non-interest expense	2,985	1,730	956	268	31	8,896	5,175	2,824	790	107
Income (loss) from continuing operations before income taxes	1,661	956	450	284	(29)	5,149	3,014	1,483	763	(111)
Income tax provision (benefit)	536	332	161	102	(59)	1,696	1,054	530	273	(161)
Income from continuing operations, net of tax	$ 1,125	$ 624	$ 289	$ 182	$ 30	$ 3,453	$ 1,960	$ 953	$ 490	$ 50

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 9: Financial & Statistical Summary—Credit Card Business

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Credit Card[4]										
Earnings:										
Net interest income	$ 2,866	$ 2,633	$ 2,666	$ 2,697	$ 2,627	9%	9%	$ 8,165	$ 7,613	7%
Non-interest income	858	845	816	841	846	2	1	2,519	2,470	2
Total net revenue	3,724	3,478	3,482	3,538	3,473	7	7	10,684	10,083	6
Provision for credit losses	831	895	669	856	787	(7)	6	2,395	1,894	26
Non-interest expense	1,848	1,857	1,776	1,888	1,730	—	7	5,481	5,175	6
Income from continuing operations before income taxes	1,045	726	1,037	794	956	44	9	2,808	3,014	(7)
Income tax provision	375	263	369	275	332	43	13	1,007	1,054	(4)
Income from continuing operations, net of tax	$ 670	$ 463	$ 668	$ 519	$ 624	45	7	$ 1,801	$ 1,960	(8)
Selected performance metrics:										
Period-end loans held for investment	$ 90,135	$ 87,203	$ 81,754	$ 85,876	$ 80,631	3%	12%	$ 90,135	$ 80,631	12%
Average loans held for investment	88,450	83,901	82,581	81,740	79,494	5	11	84,999	78,005	9
Average yield on loans held for investment[5]	14.39%	13.98%	14.30%	14.61%	14.65%	41bps	(26)bps	14.22%	14.44%	(22)bps
Total net revenue margin[6]	16.84	16.58	16.87	17.31	17.48	26	(64)	16.76	17.24	(48)
Net charge-off rate	2.96	3.35	3.48	3.38	2.88	(39)	8	3.26	3.48	(22)
30+ day performing delinquency rate	3.24	2.82	2.91	3.24	3.22	42	2	3.24	3.22	2
30+ day delinquency rate	3.29	2.88	2.97	3.30	3.29	41	—	3.29	3.29	—
Nonperforming loan rate[1]	0.07	0.08	0.08	0.08	0.09	(1)	(2)	0.07	0.09	(2)
Card loan premium amortization and other intangible accretion[7]	$ 5	$ 7	$ 11	$ 11	$ 18	(29)%	(72)%	$ 23	$ 86	(73)%
PCCR intangible amortization	78	80	84	87	90	(3)	(13)	242	282	(14)
Purchase volume[8]	69,875	68,559	57,383	63,484	57,474	2	22	195,817	161,266	21

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Domestic Card										
Earnings:										
Net interest income	$ 2,613	$ 2,395	$ 2,421	$ 2,432	$ 2,361	9%	11%	$ 7,429	$ 6,809	9%
Non-interest income	814	796	743	768	763	2	7	2,353	2,233	5
Total net revenue	3,427	3,191	3,164	3,200	3,124	7	10	9,782	9,042	8
Provision for credit losses	796	853	610	765	738	(7)	8	2,259	1,728	31
Non-interest expense	1,630	1,621	1,580	1,676	1,530	1	7	4,831	4,588	5
Income from continuing operations before income taxes	1,001	717	974	759	856	40	17	2,692	2,726	(1)
Income tax provision	362	259	353	272	306	40	18	974	974	—
Income from continuing operations, net of tax	$ 639	$ 458	$ 621	$ 487	$ 550	40	16	$ 1,718	$ 1,752	(2)
Selected performance metrics:										
Period-end loans held for investment	$ 82,178	$ 78,984	$ 74,131	$ 77,704	$ 73,143	4%	12%	$ 82,178	$ 73,143	12%
Average loans held for investment	80,402	75,924	74,770	74,026	71,784	6	12	77,053	70,331	10
Average yield on loans held for investment[5]	14.35%	13.95%	14.23%	14.43%	14.46%	40bps	(11)bps	14.17%	14.20%	(3)bps
Total net revenue margin[6]	17.05	16.81	16.93	17.29	17.41	24	(36)	16.93	17.14	(21)
Net charge-off rate	3.08	3.42	3.55	3.39	2.83	(34)	25	3.35	3.45	(10)
30+ day performing delinquency rate	3.28	2.84	2.92	3.27	3.21	44	7	3.28	3.21	7
30+ day delinquency rate	3.28	2.84	2.92	3.27	3.21	44	7	3.28	3.21	7
Purchase volume[8]	$ 63,777	$ 62,198	$ 52,025	$ 58,234	$ 53,690	3%	19%	$178,000	$150,482	18%
International Card[4]										
Earnings:										
Net interest income	$ 253	$ 238	$ 245	$ 265	$ 266	6%	(5)%	$ 736	$ 804	(8)%
Non-interest income	44	49	73	73	83	(10)	(47)	166	237	(30)
Total net revenue	297	287	318	338	349	3	(15)	902	1,041	(13)
Provision for credit losses	35	42	59	91	49	(17)	(29)	136	166	(18)
Non-interest expense	218	236	196	212	200	(8)	9	650	587	11
Income from continuing operations before income taxes	44	9	63	35	100	**	(56)	116	288	(60)
Income tax provision	13	4	16	3	26	**	(50)	33	80	(59)
Income from continuing operations, net of tax	$ 31	$ 5	$ 47	$ 32	$ 74	**	(58)	$ 83	$ 208	(60)
Selected performance metrics:										
Period-end loans held for investment	$ 7,957	$ 8,219	$ 7,623	$ 8,172	$ 7,488	(3)%	6%	$ 7,957	$ 7,488	6%
Average loans held for investment	8,048	7,977	7,811	7,714	7,710	1	4	7,946	7,674	4
Average yield on loans held for investment[5]	14.88%	14.29%	14.93%	16.31%	16.42%	59bps	(154)bps	14.70%	16.60%	(190)bps
Total net revenue margin[6]	14.77	14.36	16.31	17.55	18.13	41	(336)	15.14	18.09	(295)
Net charge-off rate	1.80	2.65	2.80	3.34	3.32	(85)	(152)	2.41	3.81	(140)
30+ day performing delinquency rate	2.81	2.65	2.81	2.94	3.34	16	(53)	2.81	3.34	(53)
30+ day delinquency rate	3.39	3.29	3.44	3.60	4.08	10	(69)	3.39	4.08	(69)
Nonperforming loan rate[1]	0.77	0.83	0.84	0.86	0.98	(6)	(21)	0.77	0.98	(21)
Purchase volume[8]	$ 6,098	$ 6,361	$ 5,358	$ 5,250	$ 3,784	(4)%	61%	$ 17,817	$ 10,784	65%

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 10: Financial & Statistical Summary—Consumer Banking Business

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Consumer Banking										
Earnings:										
Net interest income	$ 1,443	$ 1,444	$ 1,434	$ 1,459	$ 1,425	—	1%	$ 4,321	$ 4,289	1%
Non-interest income	174	196	158	185	179	(11)%	(3)	528	499	6
Total net revenue	1,617	1,640	1,592	1,644	1,604	(1)	1	4,849	4,788	1
Provision for credit losses	188	185	206	222	198	2	(5)	579	481	20
Non-interest expense	1,001	998	970	1,045	956	—	5	2,969	2,824	5
Income from continuing operations before income taxes	428	457	416	377	450	(6)	(5)	1,301	1,483	(12)
Income tax provision	155	166	150	135	161	(7)	(4)	471	530	(11)
Income from continuing operations, net of tax	$ 273	$ 291	$ 266	$ 242	$ 289	(6)	(6)	$ 830	$ 953	(13)
Selected performance metrics:										
Period-end loans held for investment	$ 70,990	$ 71,176	$ 71,379	$ 71,439	$ 71,061	—	—	$ 70,990	$ 71,061	—
Average loans held for investment	71,097	71,367	71,441	71,254	71,048	—	—	71,300	70,867	1%
Average yield on loans held for investment[5]	6.25%	6.27%	6.26%	6.45%	6.18%	(2)bps	7bps	6.26%	6.19%	7bps
Auto loan originations	$ 5,590	$ 5,433	$ 5,185	$ 5,390	$ 5,410	3%	3%	$ 16,208	$ 15,513	4%
Period-end deposits	170,866	170,321	172,502	168,078	167,624	—	2	170,866	167,624	2
Average deposits	170,816	171,076	169,593	167,727	168,407	—	1	170,500	168,925	1
Average deposit interest rate	0.56%	0.57%	0.57%	0.57%	0.58%	(1)bps	(2)bps	0.57%	0.58%	(1)bps
Core deposit intangible amortization	$ 19	$ 21	$ 22	$ 24	$ 26	(10)%	(27)%	$ 62	$ 84	(26)%
Net charge-off rate	1.14%	0.76%	0.89%	1.20%	1.07%	38bps	7bps	0.93%	0.87%	6bps
30+ day performing delinquency rate	3.62	3.24	2.95	3.60	3.22	38	40	3.62	3.22	40
30+ day delinquency rate	4.22	3.80	3.46	4.23	3.82	42	40	4.22	3.82	40
Nonperforming loan rate[1]	0.76	0.70	0.67	0.77	0.73	6	3	0.76	0.73	3
Nonperforming asset rate[2]	1.05	0.98	0.95	1.06	1.01	7	4	1.05	1.01	4

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 11: Financial & Statistical Summary—Commercial Banking Business

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Commercial Banking										
Earnings:										
Net interest income	$ 454	$ 466	$ 461	$ 455	$ 439	(3)%	3%	$ 1,381	$ 1,296	7%
Non-interest income	108	123	114	132	122	(12)	(11)	345	318	8
Total net revenue[3]	562	589	575	587	561	(5)	—	1,726	1,614	7
Provision for credit losses	75	49	60	32	9	53	733	184	61	202
Non-interest expense	272	270	272	293	268	1	1	814	790	3
Income from continuing operations before income taxes	215	270	243	262	284	(20)	(24)	728	763	(5)
Income tax provision	78	98	88	93	102	(20)	(24)	264	273	(3)
Income from continuing operations, net of tax	$ 137	$ 172	$ 155	$ 169	$ 182	(20)	(25)	$ 464	$ 490	(5)
Selected performance metrics:										
Period-end loans held for investment	$ 52,112	$ 51,231	$ 50,741	$ 50,890	$ 49,788	2%	5%	$ 52,112	$ 49,788	5%
Average loans held for investment	51,592	50,976	51,070	50,339	48,766	1	6	51,215	47,076	9
Average yield on loans held for investment[3][5]	3.21%	3.26%	3.22%	3.33%	3.39%	(5)bps	(18)bps	3.23%	3.45%	(22)bps
Period-end deposits	$ 32,751	$ 32,909	$ 32,575	$ 31,954	$ 31,918	—	3%	$ 32,751	$ 31,918	3%
Average deposits	32,806	32,778	32,845	32,363	31,772	—	3	32,809	31,546	4
Average deposit interest rate	0.25%	0.25%	0.24%	0.24%	0.24%	—	1bps	0.25%	0.24%	1bps
Core deposit intangible amortization	$ 3	$ 4	$ 4	$ 5	$ 5	(25)%	(40)%	$ 11	$ 16	(31)%
Net charge-off (recovery) rate	0.26%	0.05%	0.02%	0.07%	(0.05)%	21bps	31bps	0.11%	0.00%	11bps
Nonperforming loan rate[1]	0.87	0.90	0.31	0.34	0.32	(3)	55	0.87	0.32	55
Nonperforming asset rate[2]	0.87	0.91	0.31	0.36	0.35	(4)	52	0.87	0.35	52
Risk category:[9]										
Noncriticized	$ 49,934	$ 49,001	$ 48,938	$ 49,284	$ 48,408	2%	3%	$ 49,934	$ 48,408	3%
Criticized performing	1,725	1,767	1,645	1,431	1,219	(2)	42	1,725	1,219	42
Criticized nonperforming	453	463	158	175	161	(2)	181	453	161	181
Total commercial loans	$ 52,112	$ 51,231	$ 50,741	$ 50,890	$ 49,788	2	5	$ 52,112	$ 49,788	5
Risk category as a percentage of period-end commercial loans held for investment:										
Noncriticized	95.8%	95.7%	96.5%	96.9%	97.3%	10bps	(150)bps	95.8%	97.3%	(150)bps
Criticized performing	3.3	3.4	3.2	2.8	2.4	(10)	90	3.3	2.4	90
Criticized nonperforming	0.9	0.9	0.3	0.3	0.3	—	60	0.9	0.3	60
Total commercial loans	100.0%	100.0%	100.0%	100.0%	100.0%	—	—	100.0%	100.0%	—

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 12: Financial & Statistical Summary—Other and Total

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2015 Q3 vs. 2015 Q2	2015 Q3 vs. 2014 Q3	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	2015 vs. 2014
Other										
Earnings:										
Net interest (expense) income	$ (3)	$ (6)	$ 15	$ 45	$ 6	(50)%	**	$ 6	$ (36)	**
Non-interest income	—	(29)	(17)	(1)	(5)	**	**	(46)	28	**
Total net (loss) revenue[3]	(3)	(35)	(2)	44	1	(91)	**	(40)	(8)	**
Benefit for credit losses	(2)	—	—	(1)	(1)	**	100 %	(2)	(4)	(50)%
Non-interest expense[10]	39	182	31	58	31	(79)	26	252	107	136
Loss from continuing operations before income taxes	(40)	(217)	(33)	(13)	(29)	(82)	38	(290)	(111)	161
Income tax benefit	(78)	(143)	(78)	(53)	(59)	(45)	32	(299)	(161)	86
Income (loss) from continuing operations, net of tax	$ 38	$ (74)	$ 45	$ 40	$ 30	**	27	$ 9	$ 50	(82)
Selected performance metrics:										
Period-end loans held for investment	$ 92	$ 95	$ 104	$ 111	$ 112	(3)%	(18)%	$ 92	$ 112	(18)%
Average loans held for investment	88	93	102	103	114	(5)	(23)	94	120	(22)
Period-end deposits	9,286	5,550	5,363	5,516	4,722	67	97	9,286	4,722	97
Average deposits	7,352	5,289	5,413	5,265	5,020	39	46	6,025	5,312	13
Total										
Earnings:										
Net interest income	$ 4,760	$ 4,537	$ 4,576	$ 4,656	$ 4,497	5%	6%	$ 13,873	$ 13,162	5%
Non-interest income	1,140	1,135	1,071	1,157	1,142	—	—	3,346	3,315	1
Total net revenue	5,900	5,672	5,647	5,813	5,639	4	5	17,219	16,477	5
Provision for credit losses	1,092	1,129	935	1,109	993	(3)	10	3,156	2,432	30
Non-interest expense	3,160	3,307	3,049	3,284	2,985	(4)	6	9,516	8,896	7
Income from continuing operations before income taxes	1,648	1,236	1,663	1,420	1,661	33	(1)	4,547	5,149	(12)
Income tax provision	530	384	529	450	536	38	(1)	1,443	1,696	(15)
Income from continuing operations, net of tax	$ 1,118	$ 852	$ 1,134	$ 970	$ 1,125	31	(1)	$ 3,104	$ 3,453	(10)
Selected performance metrics:										
Period-end loans held for investment	$ 213,329	$ 209,705	$ 203,978	$ 208,316	$ 201,592	2%	6%	$ 213,329	$ 201,592	6%
Average loans held for investment	211,227	206,337	205,194	203,436	199,422	2	6	207,608	196,068	6
Period-end deposits	212,903	208,780	210,440	205,548	204,264	2	4	212,903	204,264	4
Average deposits	210,974	209,143	207,851	205,355	205,199	1	3	209,334	205,783	2

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 13: Notes to Loan and Business Segments Disclosures (Tables 7—12)

**	Not meaningful.
(1)	The nonperforming loan rates are calculated based on nonperforming loans for each category divided by period-end total loans held for investment.
(2)	Nonperforming assets consist of nonperforming loans, real estate owned ("REO") and other foreclosed assets. The nonperforming asset rates are calculated based on nonperforming assets for each category divided by the combined period-end total of loans held for investment, REO and other foreclosed assets for each respective category. Calculation of nonperforming assets rates for our Consumer Banking and Commercial Banking businesses are adjusted to exclude the impact of acquired REO.
(3)	Some of our tax-related commercial investments generate tax-exempt income or tax credits. Accordingly, we make certain reclassifications within our Commercial Banking business results to present revenues and yields on a taxable-equivalent basis, calculated assuming an effective tax rate approximately equal to our federal statutory tax rate of 35% with offsetting reclassifications within the Other category.
(4)	Includes a build in our U.K. PPI Reserve in Q3 2015 and Q2 2015, which impacted both revenue and non-interest expense within our International Card business.
(5)	Calculated based on annualized interest income for the period divided by average loans held for investment during the period for the specified loan category. Annualized interest income excludes various allocations including funds transfer pricing that assigns certain balance sheet assets, deposits and other liabilities and their related revenue and expenses attributable to each business segment.
(6)	Calculated based on annualized total net revenue for the period divided by average loans held for investment during the period for the specified loan category.
(7)	Represents the net reduction in interest income attributable to non-SOP 03-3 card loan premium amortization and other intangible accretion associated with the May 2012 transaction in which we acquired substantially all of HSBC's credit card and private-label credit card business in the United States.
(8)	Includes credit card purchase transactions, net of returns for loans classified as held for investment and held for sale. Excludes cash advance and balance transfer transactions.
(9)	Criticized exposures correspond to the "Special Mention," "Substandard" and "Doubtful" asset categories defined by bank regulatory authorities.
(10)	Includes restructuring charges for employee severance and related benefits.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures[1]

(Dollars in millions) (unaudited)	Basel III Standardized				
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Regulatory Capital Metrics					
Common equity Tier 1 capital	$ 30,109	$ 29,804	$ 29,671	$ 29,534	$ 29,116
Tier 1 capital	33,402	32,614	31,493	31,355	30,451
Total risk-based capital[2]	37,696	37,115	35,878	35,879	34,860
Risk-weighted assets[3]	249,250	246,106	238,011	236,944	228,759
Average assets for the leverage ratio	300,010	293,291	295,556	291,243	286,070
Capital Ratios					
Common equity Tier 1 capital ratio[4]	12.1%	12.1%	12.5%	12.5%	12.7%
Tier 1 risk-based capital ratio[5]	13.4	13.3	13.2	13.2	13.3
Total risk-based capital ratio[6]	15.1	15.1	15.1	15.1	15.2
Tier 1 leverage ratio[7]	11.1	11.1	10.7	10.8	10.6
Tangible common equity ("TCE") ratio[8]	9.8	9.7	9.8	9.5	9.6

Reconciliation of Non-GAAP Measures

We report certain non-GAAP capital measures that management uses in assessing its capital adequacy. These non-GAAP measures include tangible common equity ("TCE") and tangible assets. The tables below provide the details of the calculation of our non-GAAP capital measures and regulatory capital. While our non-GAAP capital measures are widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, they may not be comparable to similarly titled measures reported by other companies.

(Dollars in millions) (unaudited)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3
Tangible Common Equity (Period End)					
Stockholders' equity	$ 47,685	$ 46,659	$ 45,730	$ 45,053	$ 44,018
Goodwill and intangible assets[9]	(15,153)	(15,240)	(15,307)	(15,383)	(15,472)
Noncumulative perpetual preferred stock[10]	(3,294)	(2,810)	(1,822)	(1,822)	(1,336)
Tangible common equity	$ 29,238	$ 28,609	$ 28,601	$ 27,848	$ 27,210
Tangible Common Equity (Average)					
Average stockholders' equity	$ 48,456	$ 47,255	$ 46,397	$ 45,576	$ 44,827
Average goodwill and intangible assets[9]	(15,183)	(15,256)	(15,339)	(15,437)	(15,525)
Average noncumulative perpetual preferred stock[10]	(3,049)	(2,377)	(1,822)	(1,681)	(1,338)
Average tangible common equity	$ 30,224	$ 29,622	$ 29,236	$ 28,458	$ 27,964

(Dollars in millions) (unaudited)	2015 Q3		2015 Q2		2015 Q1		2014 Q4		2014 Q3	
Tangible Assets (Period End)										
Total assets[11]	$	313,700	$	310,510	$	306,224	$	308,167	$	299,640
Goodwill and intangible assets[9]		(15,153)		(15,240)		(15,307)		(15,383)		(15,472)
Tangible assets[11]	$	298,547	$	295,270	$	290,917	$	292,784	$	284,168
Tangible Assets (Average)										
Average total assets[11]	$	313,822	$	307,206	$	309,401	$	304,153	$	298,913
Average goodwill and intangible assets[9]		(15,183)		(15,256)		(15,339)		(15,437)		(15,525)
Average tangible assets[11]	$	298,639	$	291,950	$	294,062	$	288,716	$	283,388

Common Equity Tier 1 Capital Ratio Under Basel III Standardized Approach

(Dollars in millions) (unaudited)	September 30, 2015		June 30, 2015		March 31, 2015		December 31, 2014		September 30, 2014	
Common equity excluding AOCI	$	44,533	$	44,246	$	44,120	$	43,661	$	43,241
Adjustments:										
AOCI[12][13]		75		(128)		(26)		(69)		(146)
Goodwill[9]		(13,805)		(13,809)		(13,801)		(13,805)		(13,801)
Intangible assets[9][13]		(374)		(413)		(450)		(243)		(266)
Other		(320)		(92)		(172)		(10)		88
Common equity Tier 1 capital	$	30,109	$	29,804	$	29,671	$	29,534	$	29,116
Risk-weighted assets[3]	$	249,250	$	246,106	$	238,011	$	236,944	$	228,759
Common equity Tier 1 capital ratio[4]		12.1%		12.1%		12.5%		12.5%		12.7%

---

[1] Regulatory capital metrics and capital ratios as of the end of Q3 2015 are preliminary and therefore subject to change.

[2] Total risk-based capital equals the sum of Tier 1 capital and Tier 2 capital.

[3] As of January 1, 2015, risk-weighted assets are calculated under the Basel III Standardized Approach, subject to transition provisions. Prior to January 1, 2015 risk-weighted assets were calculated under Basel I.

[4] Common equity Tier 1 capital ratio is a regulatory measure calculated based on Common equity Tier 1 capital divided by risk-weighted assets.

[5] Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.

[6] Total risk-based capital ratio is a regulatory capital measure calculated based on Total risk-based capital divided by risk-weighted assets.

[7] Tier 1 leverage ratio is a regulatory capital measure calculated based on Tier 1 capital divided by average assets, after certain adjustments.

[8] TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets.

[9] Includes impact of related deferred taxes.

[10] Includes related surplus.

[11] As of January 1, 2015, we changed our accounting principle from a gross basis of presentation to a net basis, for presenting qualifying derivative assets and liabilities, as well as the related right to reclaim cash collateral or obligation to return cash collateral. Prior period results, excluding regulatory ratios, have been recast to conform to this presentation.

[12] Amounts presented are net of tax.

[13] Amounts based on transition provisions for regulatory capital deductions and adjustments of 20% for 2014 and 40% for 2015.